Exhibit 3.58
FNIS Flood Services, L.P.
Limited Partnership Agreement
     This Limited Partnership Agreement (the “Agreement”) is made this April 1, 2002, by and between FNIS Flood Group, LLC (the “General Partner”) and FNIS Flood of California, LLC (the “Limited Partner”). The General Partner and the Limited Partner are collectively referred to as the “Partners”.
Article I. The Partnership
1.01.	Formation. The Partners hereby form a Limited Partnership (the “Partnership”) under and pursuant to the Delaware Revised Uniform Limited Partnership Act (the “Act”).
1.02.	Certificate of Limited Partnership. The General Partner shall immediately execute a Certificate of Limited Partnership and cause the certificate to be filed with the Office of the Secretary of State of the State of Delaware. Thereafter, from time to time, the General Partner shall execute and cause to be filed any original or amended certificates evidencing the formation and operation of this Partnership whenever required under the laws of the State of Delaware or of any other states where the Partnership shall undertake business.

1.03.	Name of the Partnership. The name of the Partnership shall be:
FNIS Flood Services, L.P.
The business of the Partnership shall be conducted under that name and under any variations of that name that may be necessary to comply with the laws of other states within which the Partnership may do business or make investments. The General Partner shall promptly execute and file with the proper offices in each state in which the Partnership may conduct its activities any certificate required by the state in connection with the use of a trade name or fictitious or assumed name.
1.04.	Purpose of the Partnership. The purposes of the Partnership shall be to engage in a flood certification business nationwide. The Partnership shall possess and may exercise such powers as are necessary or convenient to the conduct, promotion, or attainment of the business, purposes, or activities of the Partnership.
1.05. Location of Principal Place of Business. The principal place of business shall be located at:
4050 Calle Real
Santa Barbara, CA 93110
Santa Barbara County, California
Additional places of business of the Partnership may be located elsewhere as determined by the General Partner.
1.06.	Registered Office and Registered Agent. The initial registered agent and registered office of the Partnership shall be:
The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
County of New Castle, Delaware
The Partnership may change the registered office and agent at any time.
1.07.	Term of Partnership. The Partnership shall commence as of the date of filing of a Certificate of Limited Partnership with the office of the Secretary of State of the State of Delaware and shall continue in existence until dissolved in accordance with Article XIII of this Agreement.
Article II. Partners
2.01.	Name and Addresses of Partners
a.	General Partner. The name and address of the General Partner of the Partnership are:

FNIS Flood Group, LLC 4050 Calle Real Santa Barbara, CA 93110

There are no other general partners of this Partnership and no other person or entity has any right to take part in the active management of the business affairs of the Partnership.
b.	Limited Partners. The name and address of the Limited Partner of the Partnership are:
FNIS Flood of California, LLC 4050 Calle Real Santa Barbara, CA 93110
There are no other limited partners to the Partnership.

2.02.	Admission of Additional General Partners. Subject to any other provision of this Agreement, a person may be admitted as a general partner after the Certificate of Limited Partnership is filed only with the written consent of all General Partners and a majority in interest of the Limited Partners.

2.03.	Admission of Additional Limited Partners. Subject to any other provision of this Agreement, a person may be admitted as a Limited Partner after the Certificate of Limited Partnership is filed with the written consent of all General Partners and a majority in interest of the Limited Partners.

2.04.	Additional Partners Bound by Agreement. Before any person is admitted to the Partnership as a general partner or a limited partner, that person shall agree in writing to be bound by all the provisions of this Agreement.
Article III. Contributions of Capital
3.01.	Initial Contributions. The capital to be contributed initially to the Partnership by the Partners shall be in cash and in the sum set opposite each Partner’s name in Exhibit A. Each Partner shall be liable to the Partnership to contribute to the capital of the Partnership the full amount of its initial capital contribution.

3.02.	Future Contributions. No additional capital contributions shall be required unless all of the Partners consent in writing.
Article IV. Allocation of Profits and Losses and Distributions

4.01.	Allocation of Profits and Losses. The amount of net profits and net losses of the Partnership to be allocated to and charged against each Partner shall be determined by the percentage set opposite each Partner’s name in Exhibit A.

4.02.	Definition of Profits and Losses. The term “profits” is defined to be income or gain of any kind that is actually received by the Partnership or that, because of generally accepted accounting procedures, must be deemed to have been received by the Partnership. The term “losses” is defined to be any deduction, expenditure, or charge that is actually incurred by the Partnership or that, because of generally accepted accounting procedures, must be deemed to have been incurred by the Partnership.

4.03.	Cash Distributions. Cash, when available, may be distributed by the General Partner to all Partners in the same ratio as profits and losses are shared. Cash distributions from the Partnership may be made by the General Partner to all Partners without regard to the profits or losses of the Partnership from operations, provided that no cash distributions shall be made that will impair the ability of the Partnership to pay its just debts as they mature. The General Partner shall determine when, if ever, cash distributions shall be made to the Partners, pursuant to the provisions of this Agreement. There shall be no obligation to return to the General Partner or the Limited Partner, or to any one of them, any part of their capital contributed to the Partnership, so long as the Partnership continues in existence. No Partner shall be entitled to any priority or preference over any other Partner as to cash distributions.

No interest shall be paid to any Partner on the initial contributions to the capital of the Partnership or on any subsequent contributions of capital.
4.04.	Distributions other than cash. No Partner shall have the right to receive property other than money on the distribution of profits. No Partner may be compelled to accept the distribution of any asset in kind from the Partnership in lieu of any distribution of money due that Partner.
Article V. Ownership of Partnership Property
5.01.	Partnership Property. All real or personal property, including all improvements placed or located on it, acquired by the Partnership shall be owned by the Partnership, subject to the other terms and provisions of this Agreement. Each Partner expressly waives the right to require partition of any Partnership property or any part of it.
Article VI. Fiscal Matters

6.01.	Partnership Accounting Year. The Partnership’s books and records and all required income tax returns shall be kept or made on the calendar year basis. The General Partner shall determine whether the cash or accrual method of accounting is to be used in keeping the Partnership records.

6.02.	Books and Records. The General Partner shall keep just and true books of account and all other Partnership records at the office of the Partnership and shall make them available to all Partners at any time during normal business hours. The copying by a Partner, or his or her designated agent, of all or any part of the records, at the expense of that Partner, is specifically authorized. Within ninety days after the close of each calendar year of the Partnership, the General Partner shall furnish to all Partners a year-end balance sheet for the Partnership and a full and detailed financial report on the business operations of the Partnership for and during the entire preceding year. The General Partner shall furnish to all Partners any additional information necessary to complete their federal and state income tax forms, including statements of the net distributable income or loss to each Partner from the operation of the Partnership. All of the above duties and services to be performed by the General Partner shall be deemed an expense of the Partnership.

6.03.	Partnership Bank Accounts. The General Partner shall receive all moneys of the Partnership and shall deposit the money in one or more Partnership banking accounts. All expenditures by the General Partner shall be made by checks drawn against the Partnership banking account.
Article VII. Management of Partnership Affairs
7.01.	Control and Management. The General Partner shall have sole and exclusive control of the Partnership. Subject to any limitations expressly set forth in this Agreement, the General Partner shall have the authority to take all actions from time to time that they may deem to be necessary, appropriate, or desirable in connection with the management and conduct of the business and affairs of the Partnership, including without limitation the power to:
a.	Acquire or dispose of real property (including any interest in real property) for cash, securities, or other property, on any terms and conditions that the General Partner may, from time to time, determine;

b.	Acquire, own, hold, improve, manage, and lease property either alone or in conjunction with others through partnerships or other business associations;

c.	Finance the Partnership’s activities by borrowing money from third parties, on the terms and conditions that the General Partner deems appropriate. If money is borrowed for Partnership purposes, the General Partner is authorized to pledge, mortgage, encumber, and grant security interests in Partnership properties for the repayment of the loans;

d.	Employ, retain or otherwise secure contracts with personnel or firms to assist with the management and general operation of the Partnership on terms and conditions that the General Partner deems advisable; and

e.	Take any and all other actions permitted under the Act that is customary or reasonably related to operating the Partnership.
7.02.	Restrictions on Limited Partners. The Limited Partner shall not have either the obligation or the right to take part, directly or indirectly, in the active management of the business, and no Limited Partner is authorized to perform any act in the name of or on behalf of either the General Partner or the Partnership. The Limited Partner is specifically prohibited from having any voice or taking part in the business affairs or business operations of the Partnership, directly or indirectly. The Limited Partner is specifically prohibited from doing any act that will cause the Limited Partner to be classified as a General Partner of the Partnership.

7.03.	Responsibility of General Partner. The General Partner shall exercise ordinary business judgment in managing the affairs of the Partnership. Unless fraud, deceit, or a wrongful taking is involved, the General Partner shall not be liable or obligated to the Limited Partner for any mistake of fact or judgment made by the General Partner in operating the business of the Partnership that results in any loss to the Partnership or its Partners. The General Partner does not in any way guarantee the return of the Limited Partner’s capital or a profit from the operations of the Partnership. Neither shall the General Partner be responsible to any Limited Partner because of a loss of investment or a loss in operations, unless it was occasioned by gross negligence, fraud, deceit, or a wrongful taking by the General Partner. The General Partner shall devote such attention and business capacity to the affairs of the Partnership as may be reasonably necessary. In this connection, the Partners acknowledge that the General Partner may serve as managers or general partners of other partnerships, continue to manage other partnerships, and engage in other distinct or related businesses.

7.04.	Authority for Use of Nominees. All Partners recognize that at times there are practical difficulties in doing business as a limited partnership, occasioned by outsiders seeking proof of the capacity of the General Partner to act for and on behalf of the Partnership, or by other reasons. Therefore, the Limited Partner specifically authorizes the General Partner to acquire all real and personal property, arrange all financing, enter contracts, and complete all other arrangements needed to effect the purposes of this Partnership, either in its own name or in the name of a nominee, without having to disclose the existence of this Partnership. If the General Partner decides to transact the Partnership business in its own name or in the name of a nominee, it shall place a written declaration of trust in the

Partnership books and records that acknowledges the nominee’s capacity and acknowledges the Partnership’s status as the true or equitable owner.
7.05.	Removal of General Partner. Any General Partner may be removed by the affirmative vote of 95% in interest, not in number, of the Limited Partners. Written notice of the General Partner’s removal shall be served on it by certified mail. The notice shall set forth the date the removal is to be effective, which shall not be less than thirty days after the service of the notice on the General Partner. On the removal of the General Partner, the Limited Partners shall elect a new General Partner on the vote of over fifty percent (50%) in interest, not in number, of the Limited Partners, at a special meeting called for that purpose. The removal of a General Partner shall cause its interest in the Partnership to be converted to a Limited Partnership interest but shall not alter or change the rights or responsibilities set forth in Paragraphs 11.02 of this Agreement.

7.06.	Compensation of General Partner. The General Partner shall receive no compensation for acting as General Partner, but shall be entitled to reimbursement for any expenses paid by it arising out of the conduct of the business of the Partnership.
Article VIII. Liabilities
8.01	Liability of General Partner. Except as otherwise provided in this Agreement, the liability of the General Partner arising from carrying on the business affairs or operations of the Partnership or for the debts of the Partnership is unrestricted.

8.02	Liability of Limited_Partner. The liability of the Limited Partner with regard to the Partnership in all respects is restricted and limited to the amount of the capital contributions that the Limited Partner made, or agreed to make, to the Partnership. The Limited Partner cannot be assessed to make any additional capital contribution to the Partnership above that which the Limited Partner agrees to make to the Partnership. If additional capital contributions to the Partnership are required and are made by a General Partner, it shall not entitle the General Partner to a greater share of the profits or cash distributions of the Partnership than otherwise is provided for by this Agreement.

8.03	Loans to the Partnership. Nothing in this Agreement shall prevent or act against a Partner lending money to the Partnership on a promissory note or similar evidence of indebtedness, for a reasonable rate of interest. Any Partner lending money to the Partnership shall have the same rights regarding the loan as would any person or entity making the loan who was not a Partner of the Partnership.

Article IX. Voting Rights of Partners
9.01	Voting Rights of General Partner. The General Partners shall have equal rights in the management and conduct of the Partnership business. Voting by the General Partners shall be per capita. Any difference arising with respect to the ordinary course of the Partnership business shall be decided by a majority of General Partners.

9.02	Voting Rights of Limited Partner. In addition to any other voting rights granted the Limited Partners under this Agreement, the Limited Partners shall have the right to vote per capita on the following matters:
a.	The dissolution and winding up of the Partnership;

b.	The incurrence, renewal, refinancing, or discharge of Partnership indebtedness;

c.	A change in the nature of Partnership business;

d.	The removal of a General Partner;

e.	An amendment to this Agreement.
9.03	Call and Notice of Meetings. Meetings of the Partners may be called at the written request of the General Partner or of Limited Partners representing more than twenty five percent (25%) in interest of Limited Partners. On receipt of the written request for a meeting on a specific date, the General Partner shall immediately give notice to all Partners entitled to vote, stating the time, place, and purpose of the meeting. The notice must be delivered to those entitled to it not less than ten (10) days prior to the meeting. Attendance of a Partner at a meeting shall constitute waiver of notice.

9.04	Quorum. At any duly held or called meeting of Partners, a majority in interest of the Partners represented in person or by proxy shall constitute a quorum.

9.05	Consent to Action without Meeting. Any action that may be taken at any meeting of the Partners may be taken without a meeting if a consent in writing setting forth the action so taken is signed by Partners having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Partners entitled to vote were present and voted.

Article X. Prohibited Transactions
10.01.	Prohibited Transactions. During the time of the organization or continuance of this Limited Partnership, no Partner shall do any one of the following:
a.	Use the name of the Partnership or any trademark or trade name adopted by the Partnership, except in the ordinary course of the Partnership’s business;

b.	Disclose to any non-partner any of the Partnership business practices, trade secrets, or any other information;

c.	Do any other act or deed with the intention of harming the business operations of the Partnership;

d.	Do any act contrary to this Agreement, except with the written approval of all Partners;

e.	Do any act that would make it impossible to carry on the intended or ordinary business of the Partnership;

f.	Abandon or wrongfully transfer or dispose of Partnership property, real or personal;

g.	Admit another person or entity as a Partner, except in accordance with this Agreement.
Further, the General Partner shall not use, directly or indirectly, the assets of the Partnership for any purpose other than carrying on the business of this Partnership, for the full and exclusive benefit of all Partners.
Article XI. Restrictions on Transfers
11.01.	Conditions for Transfer. Except as set forth in this Article, no Limited Partner shall sell, assign, encumber, or otherwise dispose of any interest in the Partnership without the written consent of the General Partner.

11.02. Permitted Sales.
a.	In the event a Limited Partner receives a bona fide offer for the purchase of all or a part of its interest in the Partnership, the Limited Partner shall either refuse the offer or give the General Partners written notice setting forth full details of the offer. The notice, among other things, shall specify:
(1)	the name of the offeror,

(2)	the percentage interest in the Partnership covered by the offer,

(3)	the terms of payment, whether the offer is for cash or credit, and, if on credit, the time and interest rate, as well as any and all other consideration being received or paid in connection with the proposed transaction, and

(4)	any and all other terms, conditions, and details of the offer.
b.	On receipt of the notice of the offer, the General Partner shall have the exclusive right and option, exercisable at any time during a period of thirty days from the date of the notice, to purchase the interest in the Partnership covered by the offer in question, at the same price and on the same terms and conditions of the offer as set out in the notice. If the General Partner decides to exercise the option, it shall give written notification of that decision to the Limited Partner desiring to sell, and the sale and purchase shall be closed within thirty days. If the General Partner does not elect to exercise its option, the selling Limited Partner shall be so notified in writing and shall be free to sell the interest in the Partnership covered by the offer. The sale, if permitted, shall be made strictly on the terms and conditions and to the person described in the required notice.

c.	Any assignment made to anyone not already a Partner shall be effective only to give the assignee the right to receive the share of profits to which the assignor would otherwise be entitled, shall not relieve the assignor from liability under any agreement to make additional contributions to capital, shall not relieve the assignor from liability under the provisions of this Agreement, and shall not give the assignee the right to become a substituted Limited Partner. Neither the General Partner nor the Partnership shall be required to determine the tax consequences to an assigning Limited Partner or the assignee arising from an assignment of a Partnership interest. The Partnership shall continue with the same basis and capital amount for the assignee as was attributable to the former owner who assigned the Partnership interest. The Partnership interest of the General Partner cannot be assigned or transferred except by operation of law.

Article XII. Voluntary Withdrawal of Partners
12.01.	Right of General Partner to Withdraw. A General Partner may voluntarily withdraw from the Partnership, effective as of the last day of any calendar year of the Partnership, by giving written notice to the other Partners. The withdrawal shall have the effect of terminating the Partnership as of the close of business on that day, unless the business is continued in accordance with Section 13.03 of this Agreement.

12.02.	Right of Limited Partner to Withdraw. A Limited Partner may voluntarily withdraw from the Partnership on not less than thirty days written notice to each General Partner at the General Partner’s address on the books of the Partnership.
Article XIII. Dissolution of the Partnership
13.01.	Dissolution and Winding Up. The Partnership shall be dissolved, and its affairs shall be wound up on the expiration of the term provided for the existence of the Partnership in Section 1.07, or on the occurrence of any of the events specified in Sections 13.02 and 13.03, whichever is first to occur.

13.02.	Dissolution on Consent. The Partnership shall be dissolved on any date specified in a consent to dissolution signed by (i) all General Partners and (ii) all Limited Partners.

13.03.	Dissolution on Withdrawal or Bankruptcy of General Partner. The voluntary withdrawal, or the bankruptcy, of one General Partner shall dissolve the Partnership unless there is an existing General Partner who is able and willing to continue the business of the Partnership. If there is no existing General Partner who is able and willing to continue the business of the Partnership, the voluntary withdrawal or bankruptcy of a General Partner shall result in the Partnership dissolving as of the close of business on the last day of the calendar year in which that event occurs unless within 90 days after the withdrawal or bankruptcy, all Partners agree in writing to continue the business of the Partnership and to the appointment of one or more additional General Partners if necessary or desired.

13.04.	Effect of a Dissolution of the Partnership. On the dissolution of the Partnership, regardless of how it is dissolved, the affairs of the Partnership shall be wound up by the General Partner. If for any reason there is no General Partner, or if the General Partner refuses to serve, or is incapable of serving, a majority in interest, not in number, of the Limited Partners may appoint or designate a Trustee in Liquidation who shall serve to wind up the affairs of the Partnership. The Trustee in Liquidation need not be a commercial corporate trustee, does not have to be bonded, and may be a Limited Partner. Whoever serves to wind up the affairs of the Partnership, the liquidation procedure shall be as follows:
On the dissolution, the assets of the Partnership shall be applied as follows:
a.	To payment of the outstanding Partnership liabilities, although an appropriate reserve may be maintained in an amount determined by the General Partner or Trustee in Liquidation for any contingent liability until the contingent liability is satisfied;

b.	The balance of such reserve, if any, shall be distributed together with any other sum remaining after payment of the outstanding Partnership liabilities to the Partners as their interest appears on Exhibit A unless otherwise provided in this Article;

c.	At the time of the dissolution of the Partnership, no Partner shall be liable to the Partnership for the repayment of any deficit in his or her capital account resulting from the allocation of non-cash items such as depreciation to the Partner’s capital account, provided that any deficit resulting from cash withdrawals by the Partner shall be repaid to the Partnership and be available for distribution under this Article.
Nothing in this Agreement shall defeat the right of any Partner to require and to have a court-supervised winding-up, liquidation, and dissolution of the Partnership. No Partner shall be entitled to demand that a distribution be made to it in Partnership property, but the General Partners may make or direct property distributions to be made, using the property’s fair market value as of the time of distribution, as the basis for making the distribution.
Article XIV. Miscellaneous Provisions
14.01.	Amendment. This Agreement may be amended or modified by the Partners from time to time but only by a written instrument executed by the Partners owning collectively at least ninety-five percent (95%) in interest, not in number, in the Partnership.

14.02.	Notices. Except as may be otherwise specifically provided in this Agreement, all notices required or permitted under this Agreement shall be in writing and shall be deemed to be delivered when deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested, addressed to the parties at the respective addresses set forth on Exhibit A or at such other addresses as may have been specified by written notice delivered in accordance with this paragraph.

14.03.	Law to Apply. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

14.04.	Other Instruments. The Partners covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effect and operate the Partnership created by this Agreement.

14.05.	Headings. The headings used in this Agreement are used for administrative purposes only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

14.06.	Binding Agreement. This Agreement shall be binding on and inure to the benefit of the Partners and their respective heirs, executors, administrators, legal representatives, successors, and assigns where permitted by this Agreement.

14.07.	Prior Agreements Superseded. This Agreement supersedes any prior understandings or oral agreements among the Partners regarding the subject matter of this Agreement.

14.08.	Severability. If any provision contained in this Agreement for any reason is held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, which shall be construed as if the invalid, illegal, or unenforceable provision had never been contained in this Agreement.

14.09.	Counterparts. This Agreement may be executed in any number of counterparts and each of the counterparts shall for all purposes be deemed to be an original.

14.10.	Gender and Number. Whenever the context shall require, all words in this Agreement in the male gender shall be deemed to include the female and neuter genders, all singular words shall include the plural, and all plural words shall include the singular.

     IN WITNESS WHEREOF, this Limited Partnership Agreement is executed as of the date first written above.

GENERAL PARTNER FNIS Flood Group, LLC
By:	/s/ Eric D. Swenson
Eric D. Swenson, Manager

LIMITED PARTNER FNIS Flood of California, LLC
By:	/s/ Neil A. Johnson
Neil A. Johnson, Manager

EXHIBIT A
Fidelity National Flood Services, L.P., a Limited Partnership

		Initial	Percentage interest
General Partner	Address	Contribution	in profits and losses
FNIS Flood Group, LLC	4050 Calle Real Santa Barbara, CA 93110	$1,000.00	1%

		Initial	Percentage interest
Limited Partner	Address	Contribution	in profits and losses
FNIS Flood of California, LLC	4050 Calle Real Santa Barbara, CA 93110	$1,000.00	99%